MANSON
CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

09047162

October 6, 2009

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated October 6, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for BARBARA O'NEILL

dlw 10/21

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-08 **OCTOBER 6, 2009**

Symbol: **TSX Venture-MCK**

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Receives Drill Permits for Meridian Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an update for its Meridian Gold Project. The Company has been advised that it has received all the necessary permits required for continued diamond drilling on the road accessible project, located 45 kilometers from Revelstoke, British Columbia.

The diamond drill program currently being considered would target extensions of gold mineralization at the historical Eva gold mine. The mine, due to its reliance on limited surface access, targeted only 246 meters of this prolific zone at most. No diamond drilling has ever tested below the known mine workings. For more details please visit manson.ca and click on 2009 corporate presentation.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. The proposed drilling will continue the process of delineating this large, gold bearing system.

Background
Manson Creek has consolidated five historic past producing gold – silver mines on the current, road accessible, 675 hectare claim block. The group of mines was in limited production from 1901 to 1908 producing 543,000 grams of gold. Fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production.

The Company believes that the potential for significant mineralization is high in areas near and below the historic mine workings. Gold and silver mineralization on the block is related to the regional scale Camborne Fault which crosses the Meridian Claim group and hosts many of the historic deposits.

The Qualified Person responsible for this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-08 **OCTOBER 6, 2009**

Symbol: **TSX Venture-MCK**

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Receives Drill Permits for Meridian Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an update for its Meridian Gold Project. The Company has been advised that it has received all the necessary permits required for continued diamond drilling on the road accessible project, located 45 kilometers from Revelstoke, British Columbia.

The diamond drill program currently being considered would target extensions of gold mineralization at the historical Eva gold mine. The mine, due to its reliance on limited surface access, targeted only 246 meters of this prolific zone at most. No diamond drilling has ever tested below the known mine workings. For more details please visit manson.ca and click on 2009 corporate presentation.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. The proposed drilling will continue the process of delineating this large, gold bearing system.

Background
Manson Creek has consolidated five historic past producing gold – silver mines on the current, road accessible, 675 hectare claim block. The group of mines was in limited production from 1901 to 1908 producing 543,000 grams of gold. Fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production.

The Company believes that the potential for significant mineralization is high in areas near and below the historic mine workings. Gold and silver mineralization on the block is related to the regional scale Camborne Fault which crosses the Meridian Claim group and hosts many of the historic deposits.

The Qualified Person responsible for this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-08 **OCTOBER 6, 2009**

Symbol: **TSX Venture-MCK**

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Receives Drill Permits for Meridian Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an update for its Meridian Gold Project. The Company has been advised that it has received all the necessary permits required for continued diamond drilling on the road accessible project, located 45 kilometers from Revelstoke, British Columbia.

The diamond drill program currently being considered would target extensions of gold mineralization at the historical Eva gold mine. The mine, due to its reliance on limited surface access, targeted only 246 meters of this prolific zone at most. No diamond drilling has ever tested below the known mine workings. For more details please visit manson.ca and click on 2009 corporate presentation.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. The proposed drilling will continue the process of delineating this large, gold bearing system.

Background
Manson Creek has consolidated five historic past producing gold – silver mines on the current, road accessible, 675 hectare claim block. The group of mines was in limited production from 1901 to 1908 producing 543,000 grams of gold. Fragmented land ownership at the time did not allow for growth and the camp faded after only a few years of production.

The Company believes that the potential for significant mineralization is high in areas near and below the historic mine workings. Gold and silver mineralization on the block is related to the regional scale Camborne Fault which crosses the Meridian Claim group and hosts many of the historic deposits.

The Qualified Person responsible for this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director